

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 13, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

> RE: Form 10-KSB for the fiscal year ended December 31, 2006
>   Form 10-QSB for the period ended September 30, 2007
>   File No. 0-30291

Dear Mr. Flemming:

   We have reviewed your response letter dated February 15, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

General

2. We note your response to prior comment 4. We remind you that paragraph 2 of SFAS 57 refers to disclosures that should be included in the financial statements. In this regard, please provide the disclosures required by paragraph 2 of SFAS 57 for each related party transaction in an additional note to your financial statements.

Note 1 – Description of Business and Summary of Accounting Policies

Revenue Recognition, page F-6

3. We note your response to prior comment 5 and have the following additional comments.

  • Please disclose the terms of the July 2006 contractual research and development agreement with At Balance Americas LLC in the notes to your financial statements in addition to your current disclosures in the "Description of Business" section. Also provide the disclosures required by paragraph 14 of SFAS 68 in the notes to the financial statements.

  • Your response did not indicate how you determined that the agreement with At Balance America LLC represented an obligation to perform contractual services and not an obligation to repay funds provided pursuant to SFAS 68. Please provide us with an analysis that addresses each of the factors in paragraphs 5 through 11 of SFAS 68 to help us understand your consideration of each of the factors in reaching your conclusion.

  • Please disclose the payment terms associated with this arrangement, including whether you receive payments only upon achievement of milestones, if you receive equal payments over a certain period, or if there were any upfront payments received. Please also disclose the amount of payments received during each period presented.

  • You indicate that you account for the revenue and expenses related to the contractual research and development agreement as services are performed and the related costs are incurred. Please better clarify how you record revenues related to these revenues, including whether they are amortized over a certain period or recorded in full upon achievement of a milestone.

Mr. Matthew C. Flemming
March 13, 2008
Page 3 of 3

Note 7 – Notes Payable – Stillwater National Bank, page F-11

4. We note your response to prior comment 7. It appears that Stillwater National Bank became a related party on October 19, 2005 when you issued 2,368,000 shares of common stock to Stillwater, representing approximately 20% of your outstanding shares. As indicated in your latest proxy, we further note that Stillwater still owns more than 10% of your outstanding shares. This makes Stillwater a related party as defined by paragraph 1 of SFAS 57. Given that the $2,000,000 of debt forgiveness occurred after Stillwater became a related party, it appears that the debt forgiveness should be reflected in additional paid-in-capital. Refer to footnote 1 to paragraph 20 of APB 26 and further advise.

Note 11 – Common Stock, page F-13

5. We note your response to prior comment 8. You sold 3,787,550 shares of your common stock to several investors in a private offering for $1.00 per share. During a specified period, if you sell any of your shares of common stock or securities convertible into common stock or exercisable for shares of common stock for less than $1.00 per share, you will be obligated to adjust, on a full-ratchet basis, the number of shares of common stock issued to the investors in this offering. Please provide us with a comprehensive analysis which addresses each of the conditions included in paragraphs 12 through 32 of EITF 00-19 to help us understand how you determined the appropriate accounting and presentation of this term in the offering.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief